
March 5, 2012

Via E-mail
Eric Anderson
Chief Executive Officer
Stuart King Capital Corp.
1500 Cliff Branch Drive
Henderson, NV 89014

> **Re: Stuart King Capital Corp.**
> **Registration Statement on Form S-1/A**
> **Filed February 28, 2012**
> **File Number 333-176953**

Dear Mr. Anderson:

We have reviewed your February 28, 2012 amendment and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file an updated consent with your next amendment.

Summary Information and Risk Factors, page 5

The Company, page 6

2. We note that the fiscal year end has been changed from December 31 to June 30. Please confirm whether Article VIII of the Bylaws filed as Exhibit 3 with the original S-1 on September 22, 2011 has been amended.

Unaudited Statements of operations data, page 9

3. Please refer to your response to comment five. As previously requested, please revise the Statements of Operations data on page 9 to agree with the unaudited Statement of

Operations on page F-12. For example, the Net Income (Loss) on page 9 is zero but the amount shown on page F-12 is a net loss of $(25,360).

Financial Statements

Statement of Changes in Stockholders' (Deficit) Equity, page F-4

4. Please refer to your response to comment 11. We note that you changed the description of the line item 'Net Loss' rather than the column line item 'accumulated deficit'. Please revise both the audited and unaudited Statements of Changes in Stockholders' (Deficit) Equity to change the line item description back to 'Net Loss' and change the column for 'Accumulated Deficit' to a more descriptive caption such as 'deficit accumulated during the development stage.'

Unaudited Balance Sheets, page F-11

5. Please refer to your response to comment 12. Please revise the line item for Common Stock to clarify that the amounts are as of December 31, 2011, to be consistent with the updated financial statements.

Unaudited Statements of Cash Flows, page F-14

6. Please add a line under 'Adjustments to reconcile net loss to net cash used by operating activities' to clarify that the $360 relates to Accounts Payable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Donald Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Daniel Greenspan for

Jeffrey P. Riedler
Assistant Director

cc: Harold Gewerter, Esq.